EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Net income	$1,250	$1,199	$1,024	$985	$934
Adjustments for income or loss from equity investees of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-
Income taxes provision	482	488	571	602	574
Fixed charges	817	860	889	801	589
Total Earnings	$2,549	$2,547	$2,484	$2,388	$2,097
Fixed Charges:
Interest on short-term borrowings and long-term debt, net	754	$794	$834	$770	$573
Interest on capital leases	19	22	23	11	1
AFUDC debt	44	44	32	20	15
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-	-
Total Fixed Charges	$817	$860	$889	$801	$589
Ratios of Earnings to Fixed Charges	3.12	2.96	2.79	2.98	3.56

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust.  Fixed charges exclude interest on tax liabilities.